

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2010

Raymond M. Thompson
Chief Executive Officer
Calvin B. Taylor Bankshares, Inc.
24 North Main Street
Berlin, Maryland 21811

> **Re. Calvin B. Taylor Bankshares, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File No. 000-50047**

Dear Mr. Thompson:

We have reviewed your filing and related documents and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Risk Factors, page 9

1. It appears that your company may be a "smaller reporting company" for SEC reporting purposes and not required to include a risk factor section. To the extent that you include a risk factor section in future filings, please revise to reflect the requirements set out in Item 503(c) of Regulation S-K and in the plain English rules at Rule 421(d) of the Securities Act. Note that risk factors should relate to *the most significant factors affecting the company* and include a heading that *adequately describes the risk*. See our plain English guidance available on the SEC web site.

2. If you are relying on the smaller reporting company requirements in preparing your documents, check the related cover line item.

3. In future filings, to the extent you include a risk factor section, please include a risk factor relating to the possible loss of $500,000 from the loan described on page 17 of your Form 10-Q for the period ended June 30, 2010. Quantify the expected impact on net income.

4. While not necessarily required, please consider for future filings whether the national economy and your market area economy may warrant risk factor disclosure.

Market for Registrant's common Equity…, page 12

5. Please provide the information required by Item 5 of Form 10-K to the extent known to the company. Note in particular Item 201(a)(iii) of Regulation S-K. If your company was not aware of any trades in a particular period, please indicate that situation.

Item 8 Financial Statements

6. Supplementally advise the staff as to how the incorporation complies with General Instruction G (2) to the Form 10-K.

Allowance for Loan Losses table, page 22

7. Please revise the calculation of total loan losses for 2009 in future filings as it would appear to be $978,869, not $110,915.

Signature Page, page 36

8. Pursuant to the signature instructions found at item D(2)(a) of the General Instructions to Form 10-K this form must identify the person signing in the capacity of controller or principal accounting officer.

Form 10-Q for the period ended June 30, 2010

Loan Quality and the Allowance for Loan Losses, page 17

9. We note your discussion regarding the $4.5 million loan which has been the subject of ongoing collection efforts since late 2008. A review of the disclosures in this filing and in your last Form 10-K indicate that this loan was classified as 90 days past due and accruing as of December 31, 2008, but not as of December 31, 2009, nor June 30, 2010. We also note the disclosure of the number of days past due at these dates, but no corresponding explanation of how management evaluated the classification of this loan

on a periodic and ongoing basis (whether a nonperforming loan or not). Please address the following questions in your response letter regarding this loan, including performing status, collection efforts and your accounting and revise future filings to the extent appropriate:

- Provide a timeline detailing how management evaluated the (non)performance of this loan since 2008 and include a discussion of the triggering events or other facts and circumstances which management considered in classifying this as a performing or nonperforming loan and tell us the classification by quarter-end beginning at December 31, 2008 to the current date;
- Explain the accounting implications to your financial statements regarding the loan performing status and the ongoing collection efforts, including, but not limited to any specific allowances set aside over this time due to the performing status of this loan within the scope of your loan loss methodology and for losses on this loan resulting from the mentioned collection efforts, as your disclosures appear to indicate that you have determined a minimum amount of loss which is probable and reasonable estimable as of June 30, 2010 ($500,000);
- If you have not provided for any specific loan loss allowance and/or accrual for loss due to collection efforts, please provide persuasive evidence detailing the basis for this, including your consideration of ASC 450.

We note that total real estate loans 90 days past due increased to approximately $2.1 million at June 30, 2010, from $583,000 at December 31, 2009, respectively. In light of this significant increase and to better understand the composition of this group of loans, please provide the following information in your response letter and revise future filings as appropriate:

- An analysis of the largest five loans in this non-performing loan classification including detailed information such as original loan amount, origination date, type of real estate loan (construction, residential, second mortgages, commercial properties), date placed in this classification and the reasons why, information related to latest appraisal and/or other adjustments made to appraised value (if applicable), existence of any partial charge-offs, specific allowances set aside for these individual loans and how you determined them and a discussion as to why you believe each of these loans are consistent with your accounting policy for loans 90 days past due and accruing (as noted in your last 10-K filing in Note 1-collateral is sufficient to discharge the debt in full and the loan is in the process of collection);

- A similar discussion for the five loans in this category for the longest period of time (if different from above), and;

- Reconcile total loans 90 days past due and accruing balances for the latest interim and annual period by providing a table including balances by detailed Guide III subcategory for your real estate loans (construction, residential, second mortgages, commercial properties).

Schedule 14A
Certain Relationships and Related Transactions, page 8

10. Please revise to include the information described by Instruction 4.c at Instructions to Item 404(a) of Regulation S-K. Track the language of Instruction 4.c.i-iii. If you believe no disclosure is required, please tell us how you reached that conclusion.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John P. Nolan, Senior Assistant Chief Accountant, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney Advisor

by fax to: Jennifer G. Hawkins, principal financial officer
              fax number: 410-641-2096